UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Perficient, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71375U 101

(CUSIP Number)

Morton H. Meyerson
3401 Armstrong Ave.
214/443-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70375U 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morton H. Meyerson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,508,013

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,508,013

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,013

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.61%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D, dated April 6, 2004 and filed on April 8, 2004 (the “Original Schedule 13D”) and that  Amendment No. 1 dated May 9, 2006 and filed on May 22, 2006 (that “Amendment No. 1”), both  relating to the common stock, par value $.001 per share (the “Common Stock”) of Perficient, Inc., a Delaware corporation (the “Issuer”) held by Morton H. Meyerson.  Mr. Meyerson is filing this Amendment to update the information with respect to his beneficial ownership of the Common Stock of the Issuer.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Except as set forth above, Mr. Meyerson does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.  Notwithstanding the foregoing, Mr. Meyerson may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.	Interest in Securities of the Issuer

On May 25 through May 30, 2006 Mr. Meyerson sold 100,000 shares of Common Stock at a weighted average selling price of $13.50.  These shares were held in the name of 2M Technology Ventures, L.P., which was controlled by Mr. Meyerson, who held sole voting power and sole dispositive power with respect to such shares.  After the May sales, 2M Technology Ventures, L.P. held of record 1,816,500 shares, all of which were transferred in September 2006 to Mr. Meyerson.  Subsequently, on October 4 through October 10, 2006, Mr. Meyerson sold 500,000 shares of Common Stock at a weighted average selling price of $16.22.  Accordingly, after the May and October 2006 sales, Mr. Meyerson beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, 1,508,013 shares of Common Stock of the Issuer, constituting 5.61% of the issued and outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2006
Date
/s/ Morton H. Meyerson
Signature
Morton H. Meyerson
Name/Title